STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	April 6, 2006
Corporate Office:	#SRU-09-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD INCREASES INFERRED RESOURCE BY 20% AND INDICATED
RESOURCE BY 19%

VANCOUVER, B.C. (April 6, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) today reported that it has been advised by Dr. N.C. Carter P. Eng., the Company’s independent geological consultant for the Ferguson Lake Project, that the project’s inferred resource has increased to 66.1 million tonnes and its indicated resource to 8.7 million tonnes. A comprehensive NI 43-101 technical report detailing these revised mineral resource estimates will be filed on SEDAR within 45 days.

“These increased resources continue to demonstrate that the geophysical conductor, when drilled, continues to expand the deposit at Ferguson Lake,” said Glen Indra, President & CEO, Starfield Resources Inc. “The Company’s focus for the remainder of 2006 will be to continue to upgrade the inferred resource to the indicated category and move the project forward to development.”

In discussing only the inferred resource category Dr. Carter states: “The property wide inferred mineral resource, at a 1.0% combined copper and nickel cut-off grade, is estimated to contain 1.5 billion pounds of copper, 875 million pounds of nickel, 101 million pounds of cobalt, 3 million ounces of palladium and 0.5 million ounces of platinum.” Dr. Carter further writes: “Overall average grades show a slight increase in all cut-off categories while the most significant increase in tonnage (+34%) is seen for the 2.0% Cu+Ni cut-off, reflecting additional higher grade material identified in both West Zone and 119 Zone.”

The grades and resources estimates are summarized in the following table:

Total Inferred Mineral Resources* – Ferguson Lake Property
Cu + Ni Cutoff Grade	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0%	66.1	1.02	0.60	0.069	1.43	0.25
1.5%	39.9	1.25	0.73	0.084	1.78	0.31
2.0%	21.5	1.47	0.81	0.092	2.00	0.37
Indicated Mineral Resources* – Ferguson Lake Pit Area West Zone
Cutoff Grade	Tonnes (millions)	Copper(%)	Nickel(%)	Cobalt(%)	Palladium(g/t)	Platinum(g/t)
1.0%	8.7	0.93	0.67	0.080	1.47	0.21
1.5%	5.8	1.02	0.75	0.086	1.57	0.23
2.0%	2.3	1.31	0.98	0.118	2.22	0.28

*The Company’s independent consultant, N.C. Carter, Ph.D., P.Eng., has prepared the 2006 revised Mineral Resource estimates which conform with National Instrument 43-101 requirements and have been prepared pursuant to “Standards on Mineral Resources and Reserves” proposed by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. The Mineral Resource estimates were calculated for individual drill hole cross-sections employing the following parameters: Cut-off Grades – 1.0%, 1.5%, 2.0% and 2.5% combined Cu + Ni; Minimum Intersection Width – 2.00 meters. Area of Influence for Individual Drill Holes (down-dip) – midway point between drill holes. Area of Influence for Individual Cross-Sections – midway point between sections. Assumed Specific Gravity – 4.15 . The Inferredand Indicated Mineral Resources are in situ resources which have not yet demonstrated economic viability.

The foregoing resource estimates incorporate a revised specific gravity of 4.15 which is slightly less than 10% higher than the assumed specific gravity of 3.80 used previously. Previous resource estimates have been adjusted to reflect the revised specific gravity. Drill holes used in calculating the revised resource estimates were completed over a 4.4 kilometre strike length extending west from section 35+67W to 80+00W and including the West Zone “Pit Area”, West Zone “Gap” and 119 Zone. Property-wide, Starfield has drilled 243 holes and has consistently intercepted sulphide mineralization coincident with geophysical electromagnetic conductors.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed more than 100,000 metres of diamond drilling in 243 holes. In addition to the NI 43-101 technical report which will be filed on Starfield’s SEDAR website within 45 days, the Company expects to announce the results of geostatistical evaluations and a scoping study in 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit.Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com